Mail Stop 4561

June 27, 2008

A. Clayton Perfall
Chairman, CEO and President
Union Street Acquisition Corp.
102 South Union Street
Alexandria, VA 22314

> **Re: Union Street Acquisition Corp.**
> **Amendment No. 1 to Preliminary Proxy Statement on**
> **Schedule 14A**
> **Filed on June 5, 2008**
> **File No. 001-33281**

Dear Ms. Perfall:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your revised disclosure on pages 20 and 85 in regards to events if the acquisitions are not consummated. Please disclose in the proxy, an estimate of the costs to consummate the acquisitions. In addition, please provide disclosure detailing the steps taken by the company to date to reach agreement with service providers on the deferral of fees. Elsewhere in the proxy, such as the MD&A section, please specifically describe the actual expenses, including current liabilities. Please discuss whether any expenses incurred by Union Street while pursuing a business combination will be paid out of the trust proceeds if the proceeds are released to the company. Finally, please disclose what effect, if any, these expenses will have upon liquidation if the acquisitions are not consummated.

Did any of Union Street's officers or directors purchase securities …, page 18

2.   We note your revised disclosure in response to comment 13 of our letter dated May 26, 2008. Please briefly explain here and in more detail on page 68, the disclosure that "in light of the current market environment." Also, discuss whether such purchases of the company's common stock could be made with the intention to vote such shares in favor of the proposed acquisitions and as a result such purchases could influence the approval of the proposed acquisitions.

What happens if the Acquisitions are not consummated?, page 20

3.   We note your response to comment 14 of our previous letter, and we note that Union Street will likely dissolve and liquidate if the Acquisitions are not consummated. Nevertheless, please disclose the amount of proceeds outside of the trust that have been spent in search of targets and the amount available for an additional search of targets.

Interests of Union Street Directors and Officers in the Acquisition, page 30

4.   We note your response to comment 19 of our previous letter and we reissue in part our prior comment. We note that if the acquisitions are completed, the company would continue to be managed by Messrs. Perfall, Burke and Fletchall. We also note that such individuals currently do not receive any compensation from the company, but would receive compensation after completion of the acquisitions. It appears that their potential executive compensation could be significant, and thus, would create a conflict of interest. Please include a related risk factor and revise the disclosure in the "Questions and Answers about the Proposals" section accordingly.

Summary Unaudited Pro Forma Condensed Consolidated Financial Information, page 40

5.   We note your response to prior comment 22. Please provide additional information
        supporting management's representation that Cash Earnings is a non-GAAP performance
        measure. Based upon your adjustment for the annual cash tax savings, it would appear
        that the measure is a liquidity measure. Therefore, please provide a reconciliation of your
        Pro Forma Cash Earnings to Cash flows from continuing operations. Additionally, please
        tell us how you have complied with Item 10(e)(1)(ii)(E).

Background of the Acquisitions, page 71

6.   We note your response to comment 27 of our previous letter. Because you have not
        named the specific representatives we reissue that comment.

7.   We note the disclosure on page 73 that "Union Street also entered four separate finder fee
        or merger and acquisition advisory fee arrangements with third party advisors over the
        course of the period." Please name the parties to these agreements and disclose the
        principal terms of the agreements. Please discuss the services that such persons provided
        and disclose the fees paid or to be paid, if any, to such persons for these services.

Target Companies Considered, page 74

8.   We note your response to comment 31 of our previous letter and we reissue in part our
        prior comment. Please disclose when Union Street's management first contacted and/or
        met with Archway's leadership in regards to a potential business combination between
        Archway and Union Street.

Compensation of Archway and Razor Executives, page 107

9.   Please revise your Archway and Razor executive biographies to include age and public
        company directorships currently held, if any.

10.   Please provide a more fulsome disclosure of the objectives of Archway and Razor's
        executive compensation plans, including a discussion of what each compensation
        program is designed to reward. Also, please specifically discuss how each compensation
        element and the decisions regarding that element fit into the overall compensation
        objectives and affect decisions regarding other elements for each company.

11.   We note Archway and Razor executive base salaries are determined, in part, by
        referencing "industry comparables." Please revise each relevant section to disclose the
        specific companies referenced.

Cash Bonuses, page 109

12.   We note EBITDA is a primary performance metric used to determine Archway's
        incentive bonuses. Please revise to disclose Archway's 2008 EBITDA incentive bonus
        threshold, including a discussion of how difficult it will be to meet said threshold.

13.   Please clarify how "individual performance" is measured as the phrase is used in the third
        full paragraph on page 109 and in the seventh full paragraph on page 112. If individual
        performance is based on individual goals and objectives, please disclose those criteria
        and provide a discussion of how those performance measures impacted the 2007 bonus
        amounts paid.

Cash Bonuses, page 112

14.   Please disclose the specific 2007 metric targets used to measure company performance,
        the actual performance results, and how those results impacted the bonus amounts paid.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
Archway

Recent Accounting Pronouncements, page 124

15.   Please update your discussion of the impact of adopting SFAS 157 and SFAS 159, as
        these pronouncements were adopted as of January 1, 2008 and thus three months of
        results are impacted by these new pronouncements. Please revise accordingly the
        corresponding MD&A section of Razor.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations for the Three
Month Period Ended March 31, 2008

Assuming No Conversion

Note H, page 158

16.   We note your response to prior comment 50 and reissue the comment in part. It does not
        appear that the reversal of the stock compensation expense is directly attributable to the
        acquisition of Archway by Union Street. Please exclude this adjustment from your pro
        forma statements of operations for the three months ended March 31, 2008 and the year
        ended December 31, 2007.

Pro Forma Condensed Consolidated Balance Sheet

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Assuming No Conversion

Note 8, page 164

17.   We note that you are amortizing customer lists on a straight-line basis over an estimated useful life of 20 years. Please provide to us Archway's analysis supporting the appropriateness of the estimated useful life and amortization method.

Union Street Acquisition Corp.

Unaudited Financial Statements

Notes to Financial Statements

Note A – Basis of Presentation, page F-8

18.   Please revise your disclosures to exclude references to your annual report on Form 10-K for the year ended December 31, 2007.

Archway Marketing Services, Inc.

Financial Statements

Statements of Operations, page F-42

19.   We note your response to prior comment 59, as well as the additional disclosure within Note A, and reissue the comment. On page 116 within "Management's Discussion and Analysis of Financial Condition and Results of Operations of Archway – Overview," you note, "[R]eimbursable freight has… a direct correlation with revenue as any change in reimbursable freight will have a corresponding impact on revenue." Further, page 122 notes, "Archway generally accounts for shipping and related transportation costs by recording the charges that are invoiced to customers as revenue, with the corresponding cost recorded as an operating expense." Therefore, on the Statements of Operations for Archway please present revenues generated from reimbursable expenses separately from other revenues earned by Archway. Please revise accordingly Archway's statement of operations for the three months ended March 31, 2008.

Form 8-K filed June 23, 2008

20.   Please revise your Schedule 14A to disclose the material terms of the "Argenbright Agreement" and "Letter Agreement," both of which were entered into on June 23, 2008 and were discussed in the 8-K of the same date. Furthermore, please provide the specific business purpose for each agreement, including a discussion of why the consummation of the proposed acquisitions is uncertain, whether the company is currently negotiating with alternative targets, and, if so, whether any of those targets are related parties.

*****

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please contact Byron Cooper at (202) 551-3573, or me at (202) 551-3233, with any questions.

                                                                Sincerely,

                                                                Tom Kluck
                                                                Branch Chief

cc: Ivan K. Blumenthal
        Fax: 212-983-3115